UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Yodlee, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

98600P201

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98600P201	Page 1 of 8

1.	Names of reporting persons. Bank of America Corporation
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 2,807,251
	7.	Sole dispositive power 0
	8.	Shared dispositive power 2,807,251
9.	Aggregate amount beneficially owned by each reporting person 2,807,251
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 9.6%*
12.	Type of reporting person (see instructions) HC

*	The calculation of the foregoing percentage is based on 29,231,720 shares of common stock outstanding as of October 31, 2014, as reported in the quarterly report on Form 10-Q of Yodlee, Inc., filed with the Securities and Exchange Commission on November 12, 2014.

CUSIP No. 98600P201	Page 2 of 8

1.	Names of reporting persons. Banc of America Strategic Investments Corporation
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 2,787,944
	7.	Sole dispositive power 0
	8.	Shared dispositive power 2,787,944
9.	Aggregate amount beneficially owned by each reporting person 2,787,944
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 9.5%*
12.	Type of reporting person (see instructions) CO

*	The calculation of the foregoing percentage is based on 29,231,720 shares of common stock outstanding as of October 31, 2014, as reported in the quarterly report on Form 10-Q of Yodlee, Inc., filed with the Securities and Exchange Commission on November 12, 2014.

CUSIP No. 98600P201	Page 3 of 8

1.	Names of reporting persons. Banc of America Strategic Ventures, Inc.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 19,307
	7.	Sole dispositive power 0
	8.	Shared dispositive power 19,307
9.	Aggregate amount beneficially owned by each reporting person 19,307
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 0.1%*
12.	Type of reporting person (see instructions) CO

*	The calculation of the foregoing percentage is based on 29,231,720 shares of common stock outstanding as of October 31, 2014, as reported in the quarterly report on Form 10-Q of Yodlee, Inc., filed with the Securities and Exchange Commission on November 12, 2014.

Item 1.

(a)	Name of Issuer

Yodlee, Inc.

(b)	Address of Issuer’s Principal Executive Offices

3600 Bridge Parkway, Suite 200, Redwood City, California 94065.

Item 2.

(a)	Name of Person Filing

This statement is jointly filed by, and on behalf of, each of Bank of America Corporation (“Bank of America”), Banc of America Strategic Investments Corporation (“BASIC”) and Banc of America Strategic Ventures, Inc. (“BASV”).

(b)	Address of Principal Business Office or, if none, Residence

The address of the principal business office for Bank of America is Bank of America Corporate Center, 100 North Tryon Street, Charlotte, North Carolina 28255.

The address of the principal business office for each of BASIC and BASV is 101 South Tryon Street, Charlotte, North Carolina 28255.

(c)	Citizenship

See Item 4 on the cover page(s) hereto.

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

98600P201

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

(a)	☐	A Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	A Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	An insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	An investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d- 1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Not Applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned: See Item 9 on the cover page(s) hereto.

(b)	Percent of class: See Item 11 on the cover page(s) hereto.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Item 5 on the cover page(s) hereto.

(ii)	Shared power to vote or to direct the vote: See Item 6 on the cover page(s) hereto.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 on the cover page(s) hereto.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 on the cover page(s) hereto.

Item 5.	Ownership of 5% or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

The common stock of Yodlee, Inc. that is the subject of this Schedule 13G is held of record by BASIC and BASV. BASIC and BASV are direct, wholly owned subsidiaries of Bank of America. Because of its relationship to BASIC and BASV, Bank of America may be deemed to be the beneficial owner of the shares of common stock held by BASIC and BASV. Bank of America expressly disclaims beneficial ownership of any shares of common stock beneficially owned by BASIC or BASV, and neither this filing or anything herein shall be deemed an admission that Bank of America is or was, for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or otherwise, the beneficial owner of any shares of common stock.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 27, 2015	Bank of America Corporation

	By:	/s/ Jeffrey M. Atkins
	Name:	Jeffrey M. Atkins
	Title:	Managing Director

Date: January 27, 2015	Banc of America Strategic Investments Corporation

	By:	/s/ Jeffrey M. Atkins
	Name:	Jeffrey M. Atkins
	Title:	Managing Director

Date: January 27, 2015	Banc of America Strategic Ventures, Inc.

	By:	/s/ Jeffrey M. Atkins
	Name:	Jeffrey M. Atkins
	Title:	Managing Director

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement (filed herewith).